February 7, 2013

BY EDGAR AND COURIER

Mr. Craig E. Slivka

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	William Lyon Homes
Amendment No. 2 to Registration Statement on Form S-1
Filed on January 22, 2013
File No. 333-183249

Dear Mr. Slivka:

On behalf of William Lyon Homes (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission set forth in the letter to the Company, dated February 5, 2013, relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-183249) (the “Registration Statement”). An electronic version of Amendment No. 3 has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 3 has been marked to reflect changes made to the Registration Statement.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used herein but not otherwise defined herein shall have the meanings in the Registration Statement.

Pro Forma Operating Statement, page 10

1.	We note your response to comment eight from our letter dated January 2, 2013. You indicate that you would not expect to record impairment loss during 2011 period if real estate inventories owned at January 1, 2011 was recorded at fair value unless you significantly shortened its expected holding period. However, we note that the impairment loss you recorded during 2011 did not stem from your plan of reorganization or the adoption of fresh start accounting and therefore is not directly attributable to your plan of reorganization or fresh start accounting. In this regard, we note that while pro forma adjustments are computed assuming the transaction was consummated at the beginning of the fiscal year, the use of this date is not for adjusting items in your historical financial statements that were not directly attributable to the transaction. Please advise or revise.

Response: In response to the Staff’s comment, the Company has revised its pro forma disclosure for the adjustment which would have reversed the impairment loss during the 2011 period, as well as the adjustment to cost of sales relating to the impairment loss, since this transaction was not directly attributable to the plan of reorganization as of January 1, 2011 as indicated above.

Mr. Craig E. Slivka

February 7, 2013

Executive Compensation, page 118

2.	Please update the disclosure to reflect compensation for the year ended December 31, 2012, which is your most recently completed fiscal year.

Response: In response to the Staff’s comment, the Company has updated the referenced disclosure beginning on page 118 to reflect compensation for the year ended December 31, 2012.

Selling Stockholders, page 139

3.	We note that the total amount of Class A Common Stock and Class C Common Stock to be offered by the selling stockholders appears to be less than the total amount being registered for resale. Please note that the selling stockholder table must reflect all securities to be offered by the selling stockholders, including the Class A shares and Class C shares that may be issued upon conversion of other securities. Please revise the table accordingly.

Response: In response to the Staff’s comment, the Company has revised the table beginning on page 142 to include all securities to be offered by the selling stockholders, including the Class A Common Stock and Class C Common Stock that may be issued upon conversion of our Class B Common Stock, Class C Common Stock and Convertible Preferred Stock, as applicable. In addition, the Company has adjusted the amount of securities to be registered under the Registration Statement—as listed on the cover page thereto—so that such amounts match the aggregate amounts listed in the table beginning on page 142.

4.	Please disclose whether any of the selling stockholders are broker-dealers or affiliates of a broker dealer. For each of the stockholders that is a broker-dealer, the prospectus should state that the stockholder is an underwriter. For each of the stockholders that is an affiliate of a broker-dealer, the prospectus should state that (a) the stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. However, if the stockholder cannot provide these representations, then the prospectus should state that the stockholder is an underwriter. Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Response: In response to the Staff’s comment, the Company has identified which of the selling stockholders are broker-dealers or affiliates of a broker-dealer. For each of the stockholders that is a broker-dealer, the Company has indicated that such holder may be deemed an underwriter with respect to any registrable stock sold by it pursuant to the prospectus. For each of the stockholders that is an affiliate of a broker-dealer, the Company has indicated that (i) the stockholder purchased in the ordinary course of business and (ii) at the time of the purchase of the securities to be resold, the stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Mr. Craig E. Slivka

February 7, 2013

5.	Please disclose how the selling stockholders acquired the securities they may offer and sell pursuant to the registration statement.

Response: In response to the Staff’s comment, the Company has supplemented the introductory paragraph to this section beginning on page 141 to disclose that the selling stockholders acquired the registrable stock in connection with the Company’s Joint Plan of Reorganization on February 25, 2012 and certain other recent corporate transactions.

Financial Statements

General

6.	Please note the updating requirements of Rule 3-12 of Regulation S-X, as applicable.

Response: The Company respectfully submits that it is working diligently to have the Registration Statement deemed effective prior to February 14, 2013, the date upon which the Company’s most recent financial statements included in the Registration Statement become stale.

Notes to Plan of Reorganization and Fresh Start Accounting Adjustments, page F-15

7.	We note your response to comment 15 from our letter dated January 2, 2013 and have the following comments.

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You indicate that the fair value of your common stock and warrants was $44.1 million. Please expand your disclosures to fully explain how you determined the fair value of both your common stock and warrants. Please also disclose how much of the fair value is allocated between common stock and warrants. Please specifically disclose the methodology for determining the fair value of both common stock and warrants;

Response: In response to the Staff’s comment, the Company expanded its disclosure of the fair value of the common stock and the warrants on pages F-13 and F-63 to include the amount allocated between common stock and warrants. In addition, the Company expanded its disclosure on the methodology used to value each class of security, the key inputs used, and the allocation of value to each security.

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With regards to note (i), you indicate that $56.4 million of residual equity interest was allocated to the redeemable convertible preferred stock. Please disclose your methodology for allocating the residual equity interest to your convertible preferred stock, common stock and warrants. Please cite the accounting literature used to support your conclusions;

Response: In response to the Staff’s comment, the Company expanded its disclosure of the fair value of the common stock and the warrants on pages F-13 and F-63 to include the amount allocated between the redeemable convertible preferred stock, common stock and warrants. The Company expanded its disclosure on the methodology used to value each class of security, the key inputs used, and the allocation of value to each security. In addition, the Company cited the accounting literature used to support our conclusions.

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Please address the fact that the $56.4 million fair value allocated to the redeemable convertible preferred stock appears to be greater than its redemption value. Address how you will account for this apparent difference; and

Response: In response to the Staff’s comment, the Company initially recorded the redeemable convertible preferred stock at its fair value based on the option pricing model stated above. Since the initial measurement and recording of the redeemable convertible preferred stock is greater than its redemption value, the Company would assess the probability of redemption at each reporting date. As of September 30, 2012, the convertible preferred stock is not currently redeemable and ultimate redemption is not currently probable, since the redemption would only occur if the preferred stock is still outstanding in 15 years. In addition, the preferred stock will likely convert to common shares prior to that date. At such time that redemption was deemed probable, the Company would adjust the carrying value to its redemption value with the offsetting adjustment to Additional Paid in Capital (“APIC”). Further, upon a conversion of the convertible preferred stock into common shares, the carrying value of the preferred stock would be reclassified to common stock and APIC at that date. Please note, the Company has expanded its disclosure of the accounting treatment of the convertible preferred stock in Note 15 of the Notes to Consolidated Financial Statements for the period ending September 30, 2012.

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It still remains unclear how you determined that the fair value of your debt was $384.5 million. On page F-13, you indicate that the debt was valued at $384.5 million, which included $62.6 million for pre-existing notes payables and $321.9 million representing debt renegotiated as part of the reorganization. With reference to the terms of the individual debt agreements, please clarify how you determined the fair value of your pre-existing notes payables, the senior secured term loan and the senior subordinated secure notes.

Response: In response to the Staff’s comment, the Company expanded its disclosure for the fair value calculation of each individual loan and referenced the contractual terms on pages F-13 and page F-63. The Company also expanded the disclosure on why the renegotiated debt as part of the plan of reorganization is fair value. In accordance with ASC 820, Fair Value Measurements and Disclosures, fair value is defined as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. As these debt amounts were negotiated as part of the reorganization by market participants, their carrying values at that date is fair value.

Mr. Craig E. Slivka

February 7, 2013

Response:

Note 3 – Variable Interest Entities and Non-controlling Interests, page F-16

8.	We note your response to comment 16 from our letter dated January 2, 2013. It is still not clear how you use some of the other factors discussed in your disclosure regarding the determination of the primary beneficiary of a VIE. For example, it is still not clear how you use voting rights, risks involvement in the operations of the VIE, ability to make major decisions, and contractual obligations in determining whether you are the primary beneficiary. As previously requested, please expand your disclosure to specifically disclose how these other significant involvements are considered in determining whether you are the primary beneficiary.

Response: In response to the Staff’s comment, the Company has further expanded its disclosure to specifically describe how it considers various factors that we believe indicate the Company has the power to direct the activities of the project and absorb the majority of the VIEs expected losses and/or receive the majority of expected returns. Additionally, the Company has expanded the relevant disclosure to include a more detailed description of how the Company determines whether it is the primary beneficiary of each VIE as of the reporting date.

Unaudited Financial Statements – September 30, 2012, page F-53

General

9.	Please address the above comments in your interim financial statements as well, as applicable.

Response: In response to the Staff’s comment, the Company has expanded the disclosure in the unaudited financial statements for the period ending September 30, 2012 to address the Staff’s comments above.

Note 11—Fair Value of Financial Instruments, page F-86

10.	We note your response to comment 20 from our letter dated January 2, 2013. Please provide the following:

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It still remains unclear how you determined that the fair value of your note payable was the same as the carrying value as of December 31, 2011. Please expand your disclosures to explain how you determined that the fair value of your note payable was the same as the carrying value as of December 31, 2011;

Response: In response to the Staff’s comment, the Company clarified its disclosure on the fair value of notes payable as of December 31, 2011 on page F-41 to state, “The carrying amount is a reasonable estimate of fair value of the notes payable either because the maturities occur within one year, or were recently negotiated prior to the joint plan of reorganization filed on December 19, 2011 and approximate current rates, or were estimated based on expected future cash flows using the contracted terms of the notes payable, discounted using market forward rates, and the results were not materially different from the carrying amount.” The Company respectfully submits that the notes payable disclosure consists of three notes payable, one of which was renegotiated in conjunction with the plan of reorganization which was filed on December 19, 2011, one of which was secured in October 2011, which is an approximation of fair value at December 2011, and one of which was valued based on expected future cash flows using the contracted terms of the notes payable, discounted using market forward rates, and the carrying amount of the note was a reasonable estimate of fair value.

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Similarly, please expand your disclosures to explain how you determined the fair value of your Senior Subordinated Secured Note due 2017 on September 30, 2012. Your current disclosure does not specifically indicate how you determined the fair value; and

Response: In response to the Staff’s Comment, the Company has revised its disclosure on the fair value of the Senior Subordinated Secured Note, to include the contracted interest rate and maturity of the note, and the discount rate used on the cash flows, which was a rate determined by a second lien note issued by a competitor in September 2012.

Mr. Craig E. Slivka

February 7, 2013

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Please revise your disclosure to include (i) the valuation techniques and inputs used to determine fair value and (ii) for fair value measurements using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances, if applicable. Refer to 820-10-50.

Response: In response to the Staff’s Comment, the Company has revised its disclosure to include the valuation techniques and inputs used to determine fair value, and a reconciliation of the beginning and ending balances for fair value measurements using Level 3 inputs.

Response:

Exhibits

11.	Please file the interactive data file required by Item 601(b)(101) as an exhibit to the filing.

Response: In response to the Staff’s comment, the Company has filed the interactive data file required by Item 601(b)(101) as an exhibit to the filing.

If you have any questions regarding any of the responses in this letter or Amendment No. 3, please call Colin T. Severn, Vice President, Chief Financial Officer and Corporate Secretary, at (949) 478-5218.

Sincerely,

/s/ Colin T. Severn
Colin T. Severn

Enclosure

cc:	Michael Treska, Esq.
Latham & Watkins